SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1.            Report of Notice of Complaint in the case: “Usuarios y Consumidores Unidos v. Telecom Argentina S.A. Re. Damages due to Contract Breach (exc. State)” - Case No. 1018/19

FREE TRANSLATION

Buenos Aires, August 4, 2021

Comisión Nacional de Valores

Re: Report of Notice of Complaint in the case: “Usuarios y
Consumidores Unidos v. Telecom Argentina S.A. Re. Damages due to
Contract Breach (exc. State)” - Case No. 1018/19

Dear Sirs,

I am writing to you in my capacity as Attorney in fact of Telecom Argentina S.A. (the “Company”), to inform you that on August 3, 2021, the Company was served with notice of a lawsuit filed in the abovementioned case, before the First Instance Civil and Commercial Court No. 3 of the Department of San Nicolas, in charge of Dr. Esteban Luis Magni, Court Clerk.

The action filed by Usuarios y Consumidores Unidos (“UCU”) on behalf of the users of cable TV and internet connectivity services marketed under the names “Cablevisión” and “Fibertel”, petitions that the Company be ordered to: (i) cease the collection of full monthly fees whenever services have been interrupted and to automatically credit the periods without service once the Company becomes aware of the existence of such faults or defects in the provision of services; (ii) identify in the invoices the days and times of any interruptions, the amount to be discounted, and the calculation method; (iii) pay a civil fine equivalent to the maximum of the legal scale under the provisions of Article 52 bis of the Consumer Defense Law.

The Company, with the assistance of its legal counsel, will defend its interests in this lawsuit.

Andrea V. Cerdán

Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	August 4, 2021	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations